Exhibit 99.1

Lorus Therapeutics Inc.

Condensed Consolidated Interim Statements of Financial Position

(unaudited)

(amounts in 000's of Canadian Dollars)	February 28, 2014	May 31, 2013
ASSETS
Current
Cash and cash equivalents (note 4 (a))	$7,230	$653
Prepaid expenses and other assets	502	365
Total Current Assets	7,732	1,018
Non-current
Equipment	12	17
Total Non-Current Assets	12	17
Total Assets	$7,744	$1,035
LIABILITIES
Current
Accounts payable	$297	$713
Accrued liabilities	1,848	1,103
Promissory note payable (note 6(b))	887	-
Total Current Liabilities	3,032	1,816

Long-term
Loans payable (note 8 (b))	150	-
Convertible promissory notes (note 8 (a))	515	-
Total Long Term Liabilities	665	-

SHAREHOLDERS' EQUITY
Share capital (note 6)
Common shares	184,387	174,522
Equity portion of convertible promissory notes (note 8)	88	-
Stock options (note 7)	2,285	1,018
Contributed surplus	21,307	21,217
Warrants	2,272	2,421
Deficit	(206,292)	(199,959)
Total Equity	4,047	(781)
Total Liabilities and Equity	$7,744	$1,035

See accompanying notes to the condensed consolidated interim financial statements (unaudited)

Commitments, contingencies and guarantees (Note 12)

Subsequent events (Note 14)

1

Lorus Therapeutics Inc.

Condensed Consolidated Interim Statements of Loss and Comprehensive Loss

(unaudited)

	Three	Three	Nine	Nine
	months ended	months ended	months ended	months ended
(amounts in 000's of Canadian Dollars except for per common share data)	Feb. 28, 2014	Feb. 28, 2013	Feb. 28, 2014	Feb. 28, 2013
REVENUE	$-	$-	$-	$-

EXPENSES
Research and development (notes 10 and 11)	597	889	2,003	2,457
General and administrative (note 10)	1,771	491	4,160	1,812
Operating expenses	2,368	1,380	6,163	4,269
Finance expense	78	-	184	6
Finance income	(13)	(9)	(15)	(26)
Net financing expense (income)	65	(9)	169	(20)
Net loss and total comprehensive loss for the period	2,433	1,371	6,332	4,249
Basic and diluted loss per common share	$0.04	$0.03	$0.13	$0.10

Weighted average number of common shares outstanding used in the calculation of basic and diluted loss per common share (000's) (note 6(f))	61,271	42,251	49,085	42,251

See accompanying notes to the condensed consolidated interim financial statements (unaudited)

2

Lorus Therapeutics Inc.

Condensed Consolidated Interim Statement of Changes in Equity

(unaudited)

(amounts in 000's of Canadian Dollars)	Share Capital	Stock Options	Warrants	Contributed Surplus	Equity Portion of Convertible Debt	Deficit	Total

Balance, June 1, 2013	$174,522	$1,018	$2,421	$21,217	$-	$(199,959)	$(781)

Public equity offering (note 6(a))	6,927		350				7,277

Issuance of warrants(note 6(b))	-	-	75	-	-	-	75

Warrant and option exercises (notes 6(c) and 6(e))	2,938	(20)	(549)	-	-	-	2,369

Stock-based compensation (note 7)	-	1,352	-	-	-	-	1,352

Issuance of convertible notes (note 8(a))	-	-	-	-	88	-	88

Expiry of stock options	-	(65)	-	65	-	-	-

Expiry of broker warrants			(25)	25	-		-

Net loss	-	-	-	-	-	(6,332)	(6,332)

Balance, February 28, 2014	$184,387	$2,285	$2,272	$21,307	$88	$(206,292)	$4,048

Balance, June 1, 2012	$170,036	$535	$609	$21,186	$-	$(194,394)	$(2,028)

Issuance of units	4,263	-	1,855	-	-	-	6,118

Warrant exercises	223	-	(43)	-	-	-	180

Stock-based compensation (note 7)	-	380	-	-	-	-	380

Expiry of stock options	-	(31)	-	31	-	-	-

Net loss	-	-	-	-	$-	(4,249)	(4,249)

Balance, February 28, 2013	$174,522	$884	$2,421	$21,217	$-	$(198,643)	$401

3

Lorus Therapeutics Inc.

Condensed Consolidated Interim Statements of Cash Flows

(unaudited)

	Three	Three	Nine	Nine
	months ended	months ended	months ended	months ended
(amounts in 000's of Canadian Dollars)	Feb. 28, 2014	Feb. 28, 2013	Feb. 28, 2014	Feb. 28, 2013
Cash flows from operating activities:
Net loss for the period	$(2,433)	$(1,371)	$(6,332)	$(4,249)
Items not involving cash and other adjustments:
Stock-based compensation	349	140	1,352	380
Depreciation of equipment	5	9	13	28
Finance income	(13)	(9)	(15)	(26)
Accretion expense	36	-	87	-
Finance expense	42	-	97	6
Other	(2)	-	(1)	-
Change in non-cash operating working capital (note 9)	(175)	(42)	192	(325)
Cash used in operating activities	(2,191)	(1,273)	(4,607)	(4,186)
Cash flows from financing activities:
Issuance of common shares and warrants, net of issuance costs	7,277	-	7,277	6,118
Exercise of warrants and options	440	-	2,369	180
Issuance of loans, promissory notes and warrants	-	-	1,068	-
Repayment of promissory notes	-	-	-	(900)
Issuance of convertible notes	-	-	600	-
Issuance costs	-	-	(40)	-
Interest on promissory notes	(42)	-	(97)	(6)
Cash provided by financing activities	7,675	-	11,177	5,392
Cash flows from investing activities:
Purchase of fixed assets	(5)	-	(8)	-
Interest income	13	9	15	26
Cash (used in) provided by investing activities	8	9	7	26
Increase (decrease) in cash and cash equivalents during the period	5,492	(1,264)	6,577	1,232
Cash and cash equivalents, beginning of period	1,738	2,816	653	320
Cash and cash equivalents, end of period	$7,230	$1,552	$7,230	$1,552

See accompanying notes to the condensed consolidated interim financial statements (unaudited)

4

LORUS THERAPEUTICS INC.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)

Three and nine months ended February 28, 2014 and 2013

(Tabular amounts are in 000s)

1.	Reporting Entity

Lorus Therapeutics Inc. (“Lorus” or the “Company”) is a biopharmaceutical company focused on the discovery, research and development of novel anticancer therapies with a high safety profile. Lorus has worked to establish a diverse anticancer product pipeline, with products in various stages of development ranging from discovery and pre-clinical to clinical stage development. The Company’s shares are listed on the Toronto Stock Exchange. The head office, principal address and records of the Company are located at 2 Meridian Road, Toronto, Ontario, Canada, M9W 4Z7.

2.	Basis of presentation

(a) Statement of Compliance

These unaudited condensed consolidated interim financial statements of the Company and its subsidiary as at February 28, 2014 were prepared in accordance with International Financial Reporting Standards (“IFRS”) and International Accounting Standard (“IAS”) 34, Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”) and does not include all of the information required for full annual financial statements. These unaudited condensed consolidated interim financial statements should be read in conjunction with the Company’s audited annual consolidated financial statements and accompanying notes.

The unaudited condensed consolidated interim financial statements of the Company were reviewed by the Audit Committee and approved and authorized for issue by the Board of Directors on April 10, 2014.

(b) Basis of measurement

These unaudited condensed consolidated interim financial statements have been prepared in accordance with IFRS accounting principles applicable to a going concern using the historical cost basis except for deferred share units which are measured at fair value.

(c) Functional and presentation currency

The functional and presentation currency of the Company and its Canadian subsidiary Nuchem Pharmaceuticals Inc. is the Canadian dollar (“$”).

(d) Significant accounting judgments, estimates and assumptions

The preparation of these unaudited condensed consolidated interim financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and reported amounts of assets and liabilities at the date of the unaudited condensed consolidated interim financial statements and reported amounts of revenues and expenses during the reporting period. Actual outcomes could differ from these estimates. The unaudited condensed consolidated interim financial statements include estimates, which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the unaudited condensed consolidated interim financial statements, and may require accounting adjustments based on future occurrences.

The estimates and underlying assumptions are reviewed on a regular basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised and in any future periods affected.

The key assumptions concerning the future, and other key sources of estimation uncertainty as of the date of the statement of financial position that have a significant risk of causing material adjustment to the carrying amounts of assets and liabilities within the next fiscal year arise in connection with the valuation of contingent liabilities. Significant estimates also take place in connection with the valuation of compound instruments, valuation of share-based compensation, share purchase warrants and finders’ warrants.

3.	Significant accounting policies

The accompanying unaudited condensed consolidated interim financial statements are prepared in accordance with IFRS and follow the same accounting policies and methods of application as the audited consolidated financial statements of the Company for the year ending May 31, 2013. They do not include all of the information and disclosures required by IFRS for annual financial statements. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these unaudited condensed consolidated interim financial statements. Operating results for the three and nine month periods ended February 28, 2014 are not necessarily indicative of the results that may be expected for the full year ended May 31, 2014. For further information, see the Company’s audited consolidated financial statements including notes thereto for the year ended May 31, 2013.

5

LORUS THERAPEUTICS INC.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)

Three and nine months ended February 28, 2014 and 2013

(Tabular amounts are in 000s)

Standards and Interpretations Adopted in Fiscal 2014

On June 1, 2013, we adopted the following standards and amendments to existing standards:

IFRS 10, Consolidated Financial Statements, (“IFRS 10”) replaces consolidation requirements in IAS 27, consolidated and Separate Financial Statements, and SIC-12, Consolidation – Special Purpose Entities, and establishes principles for identifying when an entity controls other entities. The adoption of this standard did not have any impact on the Company’s financial statements.

IFRS 12, Disclosure of Interests in Other Entities, (“IFRS 12”) establishes comprehensive disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, and special purpose vehicles. The adoption of this standard did not have any impact on the Company’s financial statements.

IFRS 13, Fair Value Measurement, provides a single source of fair value measurement and disclosure requirements in IFRS. The adoption of this standard did not have a material impact on the Company’s financial statements.

Amendments to IAS 1, Presentation of Financial Statements, to require entities to group items within other comprehensive income that may be reclassified to net income. The adoption of this standard did not have a material impact on the Company’s financial statements.

4.	Capital disclosures

The Company’s objectives when managing capital are to:

•	Maintain its ability to continue as a going concern;

•	Maintain a flexible capital structure which optimizes the cost of capital at acceptable risk; and

•	Ensure sufficient cash resources to fund its research and development activity, to pursue partnership and collaboration opportunities and to maintain ongoing operations.

The capital structure of the Company consists of cash and cash equivalents and equity comprised of share capital, share purchase warrants, stock options, contributed surplus and deficit. The Company manages its capital structure and makes adjustments to it in light of economic conditions. The Company, upon approval from its Board of Directors, will balance its overall capital structure through new share issuances, acquiring or disposing of assets, adjusting the amount of cash balances or by undertaking other activities as deemed appropriate under the specific circumstances.

The Company is not subject to externally imposed capital requirements.

The Company’s overall strategy with respect to capital risk management remains unchanged from the year ended May 31, 2013.

(a)	Cash and cash equivalents

As at February 28, 2014 cash and cash equivalents consists of cash of $960 thousand (May 31, 2013 - $144 thousand) and funds deposited into High Interest Savings Accounts totaling $6.270 million (May 31, 2013 –$509 thousand). The current interest rate earned on these deposits is 1.25% (May 31, 2013 – 1.25%)

5.	Financial instruments

(a) Financial instruments

The Company has classified its financial instruments as follows:

	As at	As at
	February 28, 2014	May 31, 2013

Financial assets
Cash and cash equivalents (consisting of deposits in high interest savings accounts), measured at amortized cost	$7,230	$653
Financial liabilities
Accounts payable, measured at amortized cost	297	713

Accrued liabilities, measured at amortized cost	1,848	1,103

Promissory note payable, measured at amortized cost	887	–

Long term loans payable, measured at amortized cost	150	–

Convertible promissory notes, measured at amortized cost	515	–

6

LORUS THERAPEUTICS INC.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)

Three and nine months ended February 28, 2014 and 2013

(Tabular amounts are in 000s)

At February 28, 2014, there are no significant differences between the carrying values of these amounts and their estimated market values.

(b) Financial risk management

The Company has exposure to credit risk, liquidity risk and market risk. The Company's Board of Directors has the overall responsibility for the oversight of these risks and reviews the Company's policies on an ongoing basis to ensure that these risks are appropriately managed.

(i) Credit risk

Credit risk is the risk of financial loss to the Company if a customer, partner or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company's cash and cash equivalents. The carrying amount of the financial assets represents the maximum credit exposure.

The Company manages credit risk for its cash and cash equivalents by maintaining minimum standards of R1-low or A-low investments and the Company invests only in highly rated Canadian corporations with debt securities that are traded on active markets and are capable of prompt liquidation.

(ii) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. To the extent that the Company does not believe it has sufficient liquidity to meet its current obligations, the Board considers securing additional funds through equity, debt or partnering transactions. The Company manages its liquidity risk by continuously monitoring forecasts and actual cash flows.

(iii) Market risk

Market risk is the risk that changes in market prices, such as interest rates, foreign exchange rates and equity prices will affect the Company's income or the value of its financial instruments.

The Company is subject to interest rate risk on its cash and cash equivalents. The Company does not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates relative to interest rates on the investments, owing to the relative short-term nature of the investments. The Company does not have any material interest bearing liabilities subject to interest rate fluctuations.

Financial instruments potentially exposing the Company to foreign exchange risk consist principally of accounts payable and accrued liabilities. The Company holds minimal amounts of U.S. dollar denominated cash, purchasing on an as needed basis to cover U.S. dollar denominated payments. At February 28, 2014, U.S. dollar denominated accounts payable and accrued liabilities amounted to $202 thousand (May 31, 2013 - $448 thousand). Assuming all other variables remain constant, a 10% depreciation or appreciation of the Canadian dollar against the U.S. dollar would result in an increase or decrease in loss for the year and comprehensive loss of $20 thousand (May 31, 2013 - $45 thousand). The Company does not have any forward exchange contracts to hedge this risk.

The Company has issued deferred share units. These units represent a cash liability to the Company which fluctuates with the share price of the Company and as such is subject to significant variation as the Company’s stock price is highly volatile. As at February 28, 2014 the Company had issued 780,000 (May 31, 2013 – 780,000) deferred share units and at February 28, 2014 that represents a cash liability of $608 thousand (May 31, 2013 - $172 thousand). Assuming all other variables remain constant, a 10% depreciation or appreciation of the Company’s share price would result in an increase or decrease in loss for the year and comprehensive loss of $61 thousand (May 31, 2013 - $17 thousand).

The Company does not invest in equity instruments of other corporations.

7

LORUS THERAPEUTICS INC.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)

Three and nine months ended February 28, 2014 and 2013

(Tabular amounts are in 000s)

6.	Share capital

The Company is authorized to issue an unlimited number of common shares.

Continuity of common shares and warrants

	Common Shares		Warrants
(amounts in 000's)	Number	Amount	Number	Amount

Balance at May 31, 2013	42,251	$174,522	27,143	$2,421
Expiry of broker warrants (c)	─	─	(194)	(25)
Issuance of warrants (b)	─	─	918	75
Balance at August 31, 2013	42,251	$174,522	27,867	$2,471
Warrant exercises (c)	4,445	2,401	(4,445)	(471)
Balance at November 30, 2013	46,696	$176,923	23,422	$2,000
Public equity offering (a)	12,730	6,002	764	304
Exercise of overallotment option (a)	1,910	925	114	46
Warrant exercises (c)	932	498	(932)	(78)
Option exercises	68	39	─	─
Balance at February 28, 2014	62,336	$184,387	23,368	$2,272

(a)	Public Equity Offering and Overallotment

On December 10, 2013, we completed a public offering of common shares. Lorus issued a total of 12,730,000 common shares at a price of $0.55 per common share, for aggregate gross proceeds of $7,001,500 as part of such offering.

The total costs associated with the transaction were approximately $999 thousand which include a cash commission of $420 thousand based on 6% of the gross proceeds received as part of the offering, and the issuance of 763,800 broker warrants with an estimated fair value of $304 thousand. The fair value of these warrants was determined using the Black Scholes model with a 24 month time to maturity, an assumed volatility of 130% and a risk free interest rate of 1.5%. Each broker warrant is exercisable into one common share of the Company at a price of $0.55 for a period of twenty four months following closing of the offering.

Mr. Sheldon Inwentash and his joint actors (“Mr. Inwentash”) a related party of the Company by virtue of exercising control or direction over more than 10% of the common shares of the Company participated in the Offering and acquired an aggregate of 1,820,000 common shares.

On January 8, 2014, the underwriters conducting the offering exercised in full their over-allotment option to purchase an additional 1,909,500 common shares of the Company at a price of $0.55 per common share for additional gross proceeds of $1,050,225. The total costs associated with the exercise of the over-allotment option were approximately $125 thousand based on 6% of the gross proceeds received as part of the exercise of the over-allotment option, and the issuance of 114,570 broker warrants with an estimated fair value of $46 thousand using the Black Scholes model with the same assumptions as disclosed above. Each broker warrant is exercisable into one common share of the Company at a price of $0.55 for a period of twenty four months following closing of over-allotment option exercise.

(b)	Promissory Notes and Warrants

In June 2013 the Company completed a private placement of units (“Units”) at a price of $1,000 per unit, for aggregate gross proceeds of $918 thousand.

Each Unit consists of (i) a $1,000 principal amount of unsecured promissory note and (ii) 1,000 common share purchase warrants. The promissory notes bear interest at a rate of 10% per annum, payable monthly and are due June 19, 2014. Each warrant entitles the holder thereof to acquire one common share of the Company at a price per common share equal to $0.25 at any time until June 19, 2015.

Certain related parties participated in the transaction. Directors and officers (including Dr. Aiping Young, Dr. Jim Wright and Dr. Mark Vincent) acquired an aggregate of $68 thousand of the promissory notes. A company related to a Mr. Abramson, a former director of the Company acquired $250 thousand of the promissory notes and Mr. Inwentash acquired $100 thousand of the promissory notes.

The promissory notes contain a liability component and an equity component represented by the warrants to purchase common shares. The fair value of the liability component was estimated by discounting the future cash flows associated with the debt at a discounted rate of approximately 19% which represents the estimated borrowing cost to the Company for similar promissory notes with no warrants. The residual value was allocated to the warrants. Subsequent to initial recognition, the notes are recorded at amortized cost using the effective interest rate method.

8

LORUS THERAPEUTICS INC.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)

Three and nine months ended February 28, 2014 and 2013

(Tabular amounts are in 000s)

The Company incurred costs associated with the financing of $23 thousand. These costs are being amortized using the effective interest rate method over the 12 month life of the notes.

	Nine months ended	Nine months ended
	February 28, 2014	February 28. 2013

Promissory Notes	$918	$	─
Less: Equity warrant component of notes	(75)		─
Less: Issue costs	(23)		─
	820		─
Accretion in carrying value of notes	67		─
Balance, end of period	$887	$	─

(c)	Exercise of Warrants

During the nine month period ended February 28, 2014 5.377 million warrants (February 28, 2013 – 398 thousand) were exercised for proceeds of $2.35 million (February 28, 2013 – $180 thousand). The carrying amount related to these warrants was $549 thousand (February 28, 2013 - $43 thousand) and was transferred from warrants to share capital.

Expiry of Warrants

Broker warrants with a carrying amount of $25 thousand expired unexercised in August 2013. The impact of the expiry was a reclassification of the amount from warrants to contributed surplus.

(d) Continuity of contributed surplus

Contributed surplus is comprised of the cumulative grant date fair value of expired share purchase warrants and expired stock options as well as the cumulative amount of previously expensed and unexercised equity settled share-based payment transactions.

	Nine months ended	Nine months ended
	February 28, 2014	February 28, 2013

Balance, beginning of year	$21,217	$21,186
Expiry of broker warrants	25	–
Expiry of vested stock options	65	31
Balance, end of period	$21,307	$21,217

(e) Continuity of stock options

	Nine months ended	Nine months ended
	February 28, 2014	February 28, 2013
Balance, beginning of year	$1,018	$535
Stock based compensation	1,352	380
Exercise of stock options	(20)	–
Expiry of vested stock options	(65)	(31)
Balance, end of period	$2,285	$884

9

LORUS THERAPEUTICS INC.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)

Three and nine months ended February 28, 2014 and 2013

(Tabular amounts are in 000s)

(f) Loss per share

Loss per common share is calculated using the weighted average number of common shares outstanding for the three and nine month periods ending February 28, 2014 calculated as follows:

	Three months ended		Nine months ended
	February 28		February 28
	2014	2013	2014	2013

Issued common shares, beginning of period	42,251	42,251	42,251	21,228
Effect of private placement	—	—	—	20,625
Effect of public offering	12,730	—	4,243	—
Effect of overallotment	1,273	—	424	—
Effect of warrant and option exercises	5,017	—	2,167	398
	61,271	42,251	49,085	42,251

The effect of any potential exercise of our stock options and warrants outstanding during the year has been excluded from the calculation of diluted loss per common share as it would be anti-dilutive.

7.	Stock options

(a) Stock options transactions for the period:

	Nine months ended		Nine months ended
	February 28, 2014		February 28, 2013
	Number of Options	Weighted average exercise price	Number of Options	Weighted average exercise price

Outstanding, Beginning of year	3,358	$0.46	1,611	$0.44
Granted	3,358	0.61	1,780	0.48
Exercised	(68)	0.31	─	─
Expired	(35)	1.85	(33)	0.54
Outstanding, end of period	6,613	$0.53	3,358	0.46

(b) Stock options outstanding at February 28, 2014:

	Options outstanding			Options exercisable
		Weighted
		average	Weighted		Weighted
		remaining	average		average
Range of	Number	contractual	exercise	Number	exercise
exercise prices	of Options	life (years)	price	of Options	price

$ 0.18 - $ 0.22	1,466	8.0	$0.21	1,303	$0.21
$ 0.23 - $ 0.48	2,324	8.8	0.43	1,532	0.40
$ 0.49 - $ 9.90	2,823	9.6	0.78	1,529	0.92

	6,613	9.0	$0.53	4,364	$0.53

10

LORUS THERAPEUTICS INC.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)

Three and nine months ended February 28, 2014 and 2013

(Tabular amounts are in 000s)

(c) Fair value assumptions

The following assumptions were used in the Black-Scholes option-pricing model to determine the fair value of stock options granted during the following periods:

	Nine months ended	Nine months ended
	February 28, 2014	February 28, 2013

Exercise price	$0.29-0.78	$0.475
Grant date share price	$0.29-0.78	$0.475
Risk free interest rate	1.5%	3.0%
Expected dividend yield	—	—
Expected volatility	135%	135%
Expected life of options	5 years	5 years
Weighted average fair value of options granted in the period	$0.53	$0.42

Stock options granted by the Company during the nine months ended February 28, 2014 consisted of 1,663,000 options which vested immediately, 850,000 options that vested 50% upon issuance and 25% on each of the next two anniversaries and 845,000 options which vest 50%, 25% and 25% on each of the next three anniversaries.

Stock options granted by the Company during the nine months ended February 28, 2013 have various vesting schedules. Options granted to directors consisted of 160,000 options that vested 50% upon issuance and 50% one year later. Options granted to the former Chief Operating Officer consisting of 1,050,000 options that vest 50% after one year and 25% on each of August 2, 2014 and August 2, 2015. Options granted to certain employees totaled 325,000 and vested 50% upon certain performance criteria measured as of May 31, 2013 and 25% on May 31, 2014 and 25% on May 31, 2015. Options granted to employees totaled 245,000 and vest 50% after one year and 25% on each of August 2, 2014 and August 2, 2015.

Refer to note 10 for a breakdown of stock option expense by function.

The Company has reserved up to 9,300,000 common shares for issuance relating to outstanding options, rights and other entitlements under the stock based compensation plans of the Company as of February 28, 2014.

(d) Deferred share units

The Lorus Deferred Share Unit (DSU) plan gives the holder of the DSU’s the option between settlement in cash or shares of Lorus and the Board of Directors of Lorus has the final determination as to the method of settlement. It is currently the intention of the Board of Directors to comply with the wishes of the holder in terms of settlement method. It is also anticipated that the settlement method of the currently outstanding DSU’s will be in the form of cash and as such the liability has been treated as a cash settled liability.

As at February 28, 2014, 780,000 deferred share units have been issued (May 31, 2013 – 780,000), with a carrying amount of $608 thousand representing the fair market value of the units as of February 28, 2014 (May 31, 2013 - $172 thousand) recorded in accrued liabilities.

8.	Convertible promissory notes and loans payable

a)	Convertible promissory notes

In September 2013 the Company completed a private placement of convertible promissory notes for aggregate gross proceeds of $600 thousand.

Each convertible promissory note consists of a $1,000 principal amount of unsecured promissory note convertible into common shares of the Company at a price per share of $0.30. The promissory notes bear interest at a rate of 10% per annum, payable quarterly and are due September 26, 2015.

Certain related parties participated in the transaction. A company related to Mr. Abramson, a former director of Lorus acquired $100 thousand of the promissory notes, Mr. Inwentash acquired $150 thousand of the promissory notes and Sprott Asset Management which held more than 10% of the common shares of Lorus and the ability to acquire control of more than 20% of Lorus acquired $112 thousand of the promissory notes.

The promissory notes are a compound instrument containing a liability component and an equity component represented by the conversion feature. The fair value of the liability component was estimated by discounting the future cash flows associated with the debt at a discounted rate of approximately 19% which represents the estimated borrowing cost to the Company for similar promissory notes with no warrants. The residual value was allocated to the conversion feature. Subsequent to initial recognition, the notes will be recorded at amortized cost using the effective interest rate method.

11

LORUS THERAPEUTICS INC.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)

Three and nine months ended February 28, 2014 and 2013

(Tabular amounts are in 000s)

The Company incurred costs associated with the financing of $17 thousand. These costs will be amortized using the effective interest rate method over the 24 month life of the notes.

	Nine months ended	Nine months ended
	February 28, 2014	February 28, 2013

Promissory Notes	$600	$	─
Less: Equity component of notes	(88)		─
Less: Issue costs	(17)		─
	495		─
Accretion in carrying value of notes	20
Balance, end of period	$515	$	─

b) Loans payable

In September 2013 the Company entered into loan agreements for proceeds of $150 thousand. The loan agreements are unsecured, bear interest at a rate of 10% per annum payable quarterly and are due September 30, 2015.

9.	Additional cash flow disclosures

Net change in non-cash operating working capital is summarized as follows:

	Three months ended		Nine months ended
	February 28		February 28
	2014	2013	2014	2013

Prepaid expenses and other assets	$(7)	$110	$(137)	$38
Accounts payable	107	(119)	(416)	(111)
Accrued liabilities	(275)	(33)	745	(252)
	$(175)	$(42)	$192	$(325)

During the nine months ended February 28, 2014 the Company accrued and paid $62 thousand in interest expense on the $918 thousand promissory notes as described in note 6(b). The interest accrues at a rate of 10% per annum. In addition the Company accrued interest during the nine months ended February 28, 2014 on the loan agreements and convertible promissory notes described in note 8 of $32 thousand. The interest accrues at a rate of 10% per annum and is paid quarterly. In addition the Company paid interest of $3 thousand at a rate of 10% per annum to the withheld pay of employees. All amounts withheld from employees had been repaid as of February 28, 2014.

During the nine months ended November 30, 2012 the Company accrued and paid $6 thousand in interest expense on the $900 thousand promissory note due to Mr. Abramson repaid on June 25, 2012. The interest accrued at a rate of 10% per annum.

10.	Other expenses

Components of research and development expenses:

	Three months ended		Nine months ended
	February 28		February 28
	2014	2013	2014	2013

Program costs (note 11)	$519	$854	$1,603	$2,320
Stock based compensation	15	58	256	142
Deferred share unit costs	59	(31)	132	(29)
Depreciation of equipment	4	8	12	24
	$597	$889	$2,003	$2,457

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LORUS THERAPEUTICS INC.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)

Three and nine months ended February 28, 2014 and 2013

(Tabular amounts are in 000s)

Components of general and administrative expenses:

	Three months ended		Nine months ended
	February 28		February 28
	2014	2013	2014	2013

Stock based compensation	$334	$82	$1,096	$238
General and administrative excluding salaries	520	309	1,307	1,139
Salaries	780	172	1,451	500
Deferred share unit costs	136	(73)	305	(68)
Depreciation of equipment	1	1	1	3
	$1,771	$491	$4,160	$1,812

11.	Research and development programs:

Program costs by product class are as follows:

	Three months ended February 28		Nine months ended February 28
	2014	2013	2014	2013

Small molecules	$519	$736	$1,515	$1,997

Immunotherapy	─	118	88	323

Total	$519	$854	$1,603	$2,320

12.	Commitments, contingencies and guarantees.

The Company entered into various contracts with service providers with respect to the LOR-253 phase I solid tumor clinical trial clinical trial completed in 2013.  These contracts could have resulted in future payment commitments of approximately $1.5 million.  Of this amount, $1.1 million has been paid and $73 thousand has been accrued at February 28, 2014 (May 31, 2013 - $740 thousand paid and $253 thousand accrued).  The Company does not anticipate any additional costs being incurred under these contracts and will enter into new contracts with respect to the planned Phase Ib clinical trial.

On November 27, 2012 the Company announced it had entered into a collaboration agreement with Cancer Research UK for the future development of immunotherapy IL-17E. Under this collaboration agreement Lorus had committed to provide sufficient quantity of the drug IL-17E, for no cash consideration, to be used by Cancer Research UK in pre-clinical toxicology studies and should those studies be successful, a Phase I clinical trial. It was expected that this would result in costs of approximately $4 million over a two year period. In January 2014, the collaboration agreement with Cancer Research UK was terminated and, as such the Company no longer has any obligation to manufacture IL-17E.

13.	Related Party Transactions

See notes 6(a), 8 (a) and 14 for details of related party transactions

These transactions were in the normal course of business and have been measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

14.	Subsequent Events

1) On March 18, 2014 the Company announced the departure of Dr. Aiping Young, former President and Chief Operating Officer. The Company is prepared to make severance payments of approximately $1.2 million to Dr. Young in accordance with the terms of Dr. Young’s employment agreement.

2) Subsequent to the quarter end, on April 10, 2014 we announced the closing of a public offering of our common shares.

As part of such offering, we issued a total of 50,000,000 common shares at a price of $0.50 per share for aggregate gross proceeds of $25,000,000. The common shares were sold to a syndicate of underwriters led by RBC Capital Markets and including Roth Capital Partners and Cormark Securities Inc. and we granted to the underwriters an over-allotment option to purchase up to 7,500,000 additional common shares at a price of $0.50 per share for a period ending 30 days following the closing of the offering.

The total costs associated with the transaction were approximately $2.55 million.

13

LORUS THERAPEUTICS INC.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)

Three and nine months ended February 28, 2014 and 2013

(Tabular amounts are in 000s)

Mr. Inwentash, a related party of the Company by virtue of exercising control or direction over more than 10% of the common shares of the Company participated in this offering and acquired an aggregate of 1.3 million common shares.

3) On April 10, 2014 the Company granted 3,520,000 stock options to directors, members of management and employees at an exercise price of $0.50. These options will be accounted for in the quarter ended May 31, 2014.

14